Filed Pursuant to Rule 424(b)(3)

Registration No. 333-115421

PROSPECTUS

5,760,000 Shares

SIRNA THERAPEUTICS, INC.

Common Stock, par value $0.01 per share

This prospectus relates solely to the resale of up to an aggregate of 5,760,000 shares of Sirna Therapeutics, Inc. common stock that we sold to certain of the selling stockholders listed on pages 11-12 of this prospectus in a private placement that closed on May 4, 2004. The selling stockholders may sell these shares at market prices prevailing at the time of sale or at negotiated prices.

We will not receive any of the proceeds from the sale of the shares of our common stock being sold by the selling stockholders. We have agreed to bear all of the expenses incurred in connection with the registration of these shares. The selling stockholders will pay or assume brokerage commissions and similar charges incurred for the sale of these shares of our common stock.

Our common stock is quoted on The Nasdaq National Market under the symbol “RNAI.” On June 2, 2004, the closing price for our common stock was $2.91 per share. All share numbers and share prices in this prospectus have been adjusted to reflect the reverse stock split of our common stock on a 1-for-6 basis, which became effective on April 16, 2003.

The mailing address and telephone number of our principal executive offices is 2950 Wilderness Place, Boulder, Colorado 80301; (303) 449-6500.

The shares of our common stock offered under this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 4 of this prospectus to read about important factors you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 3, 2004.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

PROSPECTUS SUMMARY

To understand this offering fully and for a more complete description of the legal terms of this offering as well as our company and the common stock being sold in this offering, you should read carefully the entire prospectus and the other documents to which we may refer you, including “Risk Factors,” beginning on page 4, and our financial statements and notes to those statements appearing elsewhere in this prospectus and incorporated by reference in this prospectus.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. We undertake no obligation to update this prospectus for any events occurring after the date of this prospectus.

Sirna Therapeutics, Inc. (known as Ribozyme Pharmaceuticals, Inc. until our name change became effective on April 16, 2003) is a leader in the field of nucleic acid technology. We are using our proprietary technology and expertise in nucleic acids to develop a new class of nucleic acid-based therapeutics involving RNA interference.

Since our inception in 1992, we have dedicated ourselves to engineering RNA-based molecules for therapeutic and diagnostic purposes. Our expertise in nucleic acid technology enables us to focus on the development of a new type of nucleic acid-based therapeutic based on RNA interference. In 2001 we began to study RNAi and in 2003, based on advancements in, and potential of, the field, we directed our research and development activities entirely to RNA interference. We are using our expertise to design, stabilize, manufacture and deliver siRNAs that activate selectively the process of RNA interference. We believe siRNA-based drugs may become important therapeutics in the future. We also continue to act as a manufacturer of oligonucleotides (chains of nucleotides that can be chemically synthesized; oligonucleotides are a form of nucleic acid) for our use and for use by our collaborators and customers, to generate free cash flow for the purpose of supporting our therapeutic discovery operations

We are seeking to develop drugs that address significant and unmet medical needs. We are in research and/or preclinical development with product candidates in the following areas: (a) Age-Related Macular Degeneration—we are developing chemically stabilized siNAs that target the Vascular Endothelial Growth Factor, or VEGF, pathway to treat macular degeneration and (b) Hepatitis C Virus, or HCV, Infection—we are developing chemically stabilized siNAs that target the HCV viral RNA to treat HCV infection. We are also evaluating other disease targets and indications for the development of RNA interference-based therapeutics.

We own, or have exclusive license to use, over 180 issued or allowed patents relating to nucleic acid technology. Over 30 of these issued or allowed patents extend coverage to RNA interference technology. Additionally, we have filed or licensed over 60 patent applications covering various aspects of the RNA interference technology.

On May 1, 2004, in a private placement transaction, we entered into purchase agreements between ourselves and each of certain accredited investors pursuant to which such accredited investors purchased 5,760,000 shares of our common stock. This private placement transaction closed on May 4, 2004.

We issued these shares of common stock in reliance on an exemption from registration pursuant to Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended. We are now registering for resale under this prospectus the common stock issued to such accredited investors. Please see “Selling Stockholders,” beginning on page 11, for more information.

The mailing address and telephone number of our principal executive offices is 2950 Wilderness Place, Boulder, Colorado 80301; (303) 449-6500. Our website is located at www.sirna.com. The information found on our website and on websites linked to it are not incorporated into or a part of this prospectus.

RISK FACTORS

You should consider carefully the following risk factors and all other information contained in our business description. Investing in our securities involves a high degree of risk. Any of the following risks could materially adversely affect our business, operating results and financial condition and could result in a complete loss of your investment.

Risks Relating to our Business, Industry and Common Stock

We are a biotechnology company in the early stage of development and have only a limited operating history for you to review in evaluating our current business and its prospects.

Our focus is directed towards RNA interference technology, which is in an early stage of development and will require substantial further testing before we can begin any clinical development of RNA-based therapeutic product candidates. There can be no assurance that our technologies will enable us to discover and develop therapeutic products.

All of our product candidates are in early stages of development, have never generated any sales and require extensive testing before commercialization. Our RNA interference-based drugs, which are the focus of our business, will require more than five years to bring to market, and may never reach the market. You must consider, based on our limited history, our ability to:

•	obtain the financial resources necessary to develop, test, manufacture and market products;

•	engage corporate partners to assist in developing, testing, manufacturing and marketing our products;

•	satisfy the requirements of clinical trial protocols, including patient enrollment;

•	establish and demonstrate the clinical efficacy and safety of our products;

•	obtain necessary regulatory approvals; and

•	market our products to achieve acceptance and use by the medical community in general.

We have a history of losses, expect future losses and cannot assure you that we will ever become or remain profitable.

We have incurred significant losses and have had negative cash flows from operations since inception. To date, we have dedicated most of our financial resources to research and development and general and administrative expenses. We have funded our activities primarily from sales of our stock, revenues we receive under contract manufacturing of oligonucleotides, research and development agreements, and lines of credit. As of March 31, 2004, our accumulated deficit was approximately $230.3 million. We expect that the ability to use our net operating loss as a tax benefit will be significantly restricted in the future as a result of the change of control associated with the 2003 private placement transaction with the Sprout Group, Venrock Associates, Oxford Bioscience Partners IV, TVM V Life Science Ventures GmbH & Co. KG and Granite Global Ventures (collectively, the “Investors”).

We expect to incur losses for at least the next several years because we plan to spend substantial amounts on research and development of our product candidates, including preclinical studies and clinical trials.

There is inherent uncertainty in administrative proceedings and litigation relating to our patents that could cause us to incur substantial costs and delays in obtaining and enforcing our patents and other proprietary rights. The ultimate result of any patent litigation could be the loss of some or all protection for the patent involved. We may also decide to oppose or challenge third party patents.

We have filed patent applications on various aspects of RNA interference technology that have not yet been approved. We cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us or that such patents, if issued, will have scope sufficient to prevent competing products. In addition, the scope of our present or future patents may not be sufficiently broad to prevent competitive products. We have received issuance of some additional patent applications covering various aspects of basic RNA and other oligonucleotide technology, and we have filed patent applications for other technology improvements and modifications that have not yet been approved.

We are involved in a re-examination proceeding involving one of our patents in the United States that relates to oligonucleotides. Additionally, we have filed documents in opposition to an RNA interference-related patent granted to a potential competitor in Europe.

We recently filed a complaint in federal court against a privately held company, alleging infringement of certain ribozyme-related patents to which we have exclusive rights. The complaint does not relate to our primary business, the development of nucleic acid-based therapeutics involving RNA interference.

Additionally, we cannot be certain that the named inventors or assignees of subject matter claimed by our owned or licensed patents or patent applications were the first to invent or the first to file patent applications or are proper assignees for these inventions.

The manufacture, use or sale of our products may infringe on the patent rights of others. We may not have identified all United States and foreign patents and patent applications that pose a risk of infringement. We may be forced to litigate if an intellectual property dispute arises.

If we infringe or are alleged to have infringed another party’s patent rights, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, do not successfully defend an infringement action or are unable to have infringed patents declared invalid, we may:

•	incur substantial monetary damages;

•	encounter significant delays in marketing our products;

•	be unable to conduct or participate in the manufacture, use or sale of products or methods of treatment requiring licenses;

•	lose patent protection for our inventions and products; or

•	find our patents are unenforceable, invalid, or have a reduced scope of protection.

In addition, we regularly enter into agreements to license technologies and patent rights. Should we fail to comply with the terms of those license agreements, including payment of any required maintenance fees or royalties, or should the licensors fail to maintain their licensed interest in the licensed patents, we could lose the rights to those technologies and patents.

We are aware of a number of issued patents and patent applications that are owned by third parties and that purport to cover chemically modified oligonucleotides as well as their manufacture and use. We have investigated the breadth and validity of these patents to determine their impact upon the company’s programs in the field of RNA interference. Based on our review of these patents and advice of outside patent counsel, we believe that our technology does not infringe any valid claims of such patents and that these patents are not likely to impede the advancement of the company’s programs. There can be no assurance, however, that third parties will not assert infringement claims against the company’s programs with respect to these patents or otherwise, or that any such assertions will not result in costly litigation or require the company to obtain a license to intellectual property rights of such parties. There can be no assurance that any such licenses would be available on terms acceptable to us, if at all. Parties making such claims may be able to obtain injunctive relief that could effectively block the company’s ability to further develop or commercialize our products in the United States and abroad and could result in the award of substantial damages. Defense of any lawsuit or failure to obtain any such license could substantially harm the company. Litigation, regardless of outcome, could result in substantial cost to and a diversion of efforts by the company.

To develop, market or sell RNA interference-based drugs, we will need to find partners for collaboration.

Engaging corporate partners and other third parties to help develop, manufacture and market our RNA interference-based products is an element of our strategy. Our partnership with Lilly is focused on developing novel

RNA interference therapeutics in oncology. During the eighteen-month collaboration, the companies will jointly investigate Sirna’s proprietary modified small interfering RNAs against Lilly’s specific oncology targets. There can be no assurances that Lilly will extend the collaboration beyond the eighteen-month period or that we will be able to engage other partners.

Our other current partnerships are focused on the development of ribozyme-based drugs (including our partnership with Chiron for our most advanced ribozyme-based drug, ANGIOZYME), which are no longer the focus of our business. Due to our new business strategy, we do not intend to develop ANGIOZYME independently. We have agreed with Chiron to seek a licensee for the further development of ANGIOZYME; however, it is uncertain whether or not an interested party can be found, and if so, under terms agreeable to both Chiron and Sirna. Additionally, on April 11, 2003, we announced that we had concluded our collaboration with Elan Corporation with respect to the development of the HERZYME ribozyme product candidate. We will not continue with independent development of this product candidate, and it is not clear whether we will be successful in finding a development partner for it.

Generally, if a partner were to terminate its funding of the development of a particular product candidate from our collaboration, we may not have the right or resources to continue development of that product candidate on our own. Similarly, if we are unable to attract partners for particular product candidates, then we may be unable to develop those candidates.

In addition, there are many aspects of our collaborations that have been and will continue to be outside of our control, including:

•	our ability to find and enter into agreements with appropriate collaborators for our RNA interference-based product candidates;

•	the pace of development of our product candidates, including the achievement of performance milestones;

•	development by our collaborators of competing technologies or products;

•	exercise by our collaborators of marketing or manufacturing rights; and

•	the loss of our rights to products or the profits from our products if we are unable to fund our share of development costs.

We currently lack sales and marketing experience and will likely rely upon third parties to market our products which will result in a loss of control over the marketing process. Currently, we intend to rely on third parties with established direct sales forces to market, distribute and sell many of our products. These third parties may have significant control over important aspects of the commercialization of our products, including market identification, marketing methods, pricing, sales force recruitment and management and promotional activities. We may be unable to control the actions of these third parties. We may be unable to make or maintain arrangements with third parties to perform these activities on favorable terms.

Because we must obtain regulatory approval to market our products in the United States and foreign jurisdictions, we cannot predict whether or when we will be permitted to commercialize our products.

The pharmaceutical industry is subject to stringent regulation by a wide range of authorities. We cannot predict whether regulatory clearance will be obtained for any product we develop. A pharmaceutical product cannot be marketed in the United States until it has completed rigorous preclinical testing and clinical trials and an extensive regulatory clearance process implemented by the Food and Drug Administration, the FDA. Satisfaction of regulatory requirements typically takes many years, depends upon the type, complexity and novelty of the product, and requires the expenditure of substantial resources. Of particular significance are the requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use.

Before commencing clinical trials in human beings, we must submit and receive approval from the FDA for an investigational new drug, or IND. In addition to the FDA regulations, clinical trials are subject to oversight by institutional review boards at the universities or research institutions where we plan to carry out our clinical trials.

The clinical trials:

•	must be conducted in conformity with the FDA’s good laboratory practice regulations;

•	must meet requirements for institutional review board oversight;

•	must meet requirements for informed consent;

•	must meet requirements for good clinical practices;

•	are subject to continuing FDA oversight;

•	may require large numbers of test subjects; and

•	may be suspended by the FDA or us at any time if it is believed that the subjects participating in these trials are being exposed to unacceptable health risks or if the FDA finds deficiencies in the IND or the conduct of these trials.

Before receiving FDA clearance to market a product, we must demonstrate that the product is safe and effective on the patient population that would be treated. Data obtained from preclinical and clinical activities are susceptible to varying interpretations that could delay, limit or prevent regulatory clearances. In addition, delays or rejections may be encountered based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review.

Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action against our potential products or us. Additionally, we have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval.

If regulatory clearance for a product is granted, this clearance will be limited to those disease states and conditions for which the product is demonstrated through clinical trials to be safe and efficacious. We cannot ensure that any compound developed by us, alone or with others, will prove to be safe and efficacious in clinical trials and will meet all the applicable regulatory requirements needed to receive marketing clearance.

Outside the United States, our ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. This foreign regulatory approval process includes all of the risks associated with FDA clearance described above.

A small number of investors can control the company.

As of March 31, 2004, the Investors in our April 2003 private placement collectively own approximately 79.2% (after giving effect to the exercise of their warrants issued in connection with the private placement, but prior to giving effect to exercise of any stock options) of our outstanding common stock. In connection with the private placement transaction, our stockholders agreed to amend our certificate of incorporation to permit stockholder action to be taken by written consent in addition to by means of an actual meeting. As a result, our Investors (if they acted together) are now able to take any action, even those actions that under Delaware law require the affirmative vote of a supermajority of the stockholders, by written consent, without the need for a stockholders’ meeting. For example, if our Investors were to act in concert, they could decide to take us private, to sell some or all of our assets, or to effect a merger without holding a stockholders’ meeting. If the Investors were to act in concert, they would have sufficient voting power to effect these types of transactions, although they have not indicated any present intent to do so.

Our products require materials that may not be readily available or cost effective, which may reduce our competitiveness or reduce our profitability.

The products we are developing are new chemical entities that are not yet available in commercial quantities. Raw materials necessary for the manufacture of our products may not be available in sufficient quantities or at a reasonable cost in the future. Therefore, our products may not be available at a reasonable cost in the future.

Disclosure of our trade secrets could reduce our competitiveness.

Because trade secrets and other unpatented proprietary information are critical to our business, we attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. However, these agreements can be breached and, if they are, there may not be an adequate remedy available to us. In addition, third parties may independently discover trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights.

Our success may depend on third party reimbursement of patients’ costs for our products that could result in price pressure or reduced demand for our products.

Our ability to market products successfully will depend in part on the extent to which various third parties are willing to reimburse patients for the costs of our products and related treatments. These third parties include government authorities, private health insurers and other organizations, such as health maintenance organizations. Third party payors are increasingly challenging the prices charged for medical products and services. Accordingly, if less costly drugs are available, third party payors may not authorize or may limit reimbursement for our products, even if our products are safer or more effective than the alternatives. In addition, the trend toward managed healthcare and government insurance programs could result in lower prices and reduced demand for our products. Cost containment measures instituted by healthcare providers and any general healthcare reform could affect our ability to sell our products and may have a material adverse effect on us. We cannot predict the effect of future legislation or regulation concerning the healthcare industry and third party coverage and reimbursement on our business.

Our common stock has limited trading volume and a history of volatility, which could impair your investment.

You may be unable to sell securities you purchase from us at the time or price desired. The market price of our common stock has fluctuated dramatically in recent years. The trading price of our common stock may continue to fluctuate substantially due to:

•	quarterly variations in our operating results;

•	changes in earnings estimates by market research analysts;

•	concentrated ownership interest of our Investors;

•	changes in the status of our corporate collaborative agreements;

•	clinical trials of products;

•	research activities, technological innovations or new products by us or our competitors;

•	developments or disputes concerning patents or proprietary rights;

•	purchases or sales of our stock by our executive officers, directors or substantial holders of our common stock;

•	timing or denial by the FDA of clinical trial protocols or marketing applications;

•	securities class actions or other litigation;

•	our ability to raise additional funds; and

•	changes in government regulations.

These fluctuations are not necessarily related to our operating performance. As a result, the value of your shares could vary significantly from time to time. The historical trading volume of our common stock has been limited.

Both our charter documents and Delaware law have anti-takeover provisions that may discourage transactions involving actual or potential changes of control at premium prices.

Our corporate documents and provisions of Delaware law applicable to us include provisions that discourage change of control transactions. For example, our charter documents authorize our board of directors to issue up to 5,000,000 shares of preferred stock without stockholder approval and to set the rights, preferences and other designations of preferred stock, including the voting rights, at its discretion.

In addition, we are subject to provisions of Delaware General Corporation Law that may make some business combinations more difficult. As a result, transactions that otherwise could involve a premium over prevailing market prices to holders of our common stock may be discouraged or may be more difficult for us to effect as compared to companies organized in other jurisdictions.

The personal liability of our directors is limited.

Our charter documents limit the liability of our directors for breach of their fiduciary duty or duty of care to our company. The effect is to eliminate liability of directors for monetary damages arising out of negligent or grossly negligent conduct. However, liability of directors under the federal securities laws will not be affected. Any of our stockholders would be able to institute an action against a director for monetary damages only if he, she or it can show a breach of the individual director’s duty of loyalty, a failure to act in good faith, intentional misconduct, a knowing violation of the law, an improper personal benefit, or an illegal dividend or stock purchase, and not for such director’s negligence or gross negligence in satisfying his duty of care.

Risks Related to This Offering

The common stock involved in this offering will increase the supply of our common stock in the public market, which may cause our stock price to decline.

The entry into the public market of the common stock to be sold pursuant to this prospectus could adversely affect the market price of our common stock. After the registration statement of which this prospectus forms a part is declared effective, the shares of common stock to be sold pursuant to this prospectus will be eligible for resale into the public market. The presence of these additional shares of common stock in the public market may depress our stock price.

Shares eligible for sale in the future could negatively affect our stock price.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock or the perception that these sales could occur. This might also make it more difficult for us to raise funds through the issuance of securities.

As of May 11, 2004, there were an aggregate of 11,510,554 shares of common stock issuable upon exercise of outstanding stock options and warrants, including 6,196,991 shares issuable upon exercise of options outstanding under our option plans and 5,313,563 shares of common stock issuable upon exercise of certain outstanding warrants previously issued by us. We may issue and/or register additional shares, options, or warrants in the future in connection with acquisitions, compensation or otherwise. We have not entered into any agreements or understanding regarding any future acquisitions and cannot ensure that we will be able to identify or complete any acquisition in the future.

USE OF PROCEEDS

The proceeds from the sales of the selling stockholder’s shares will belong to the selling stockholders. We will not receive any proceeds from such sales of the shares.

SELLING STOCKHOLDERS

The following table sets forth the number of shares beneficially owned by the selling stockholders and certain other information regarding such stockholders, as of June 3, 2004. Other than as footnoted below, the selling stockholders have not had a material relationship with us within the past three years other than as a result of their ownership of our securities. The shares offered by this prospectus may be offered from time to time by the selling stockholders. The following table assumes that the selling stockholders will sell all of the shares being offered for their respective accounts by this prospectus. However, we are unable to determine the exact number of shares that actually will be sold. The information in the table below is current only as of the date of this prospectus.

In the following table, we have determined the number and percentage of shares beneficially owned in accordance with Rule 13d-3 of the Exchange Act, and this information does not necessarily indicate beneficial ownership for any other purpose. Except as otherwise indicated in the footnotes below, we believe that each of the selling stockholders named in this table has sole voting and investment power over the shares of our common stock indicated. In determining the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, we include any shares as to which the person has sole or shared voting power or investment power, as well as any shares subject to warrants or options held by that person that are currently exercisable or exercisable within 60 days after June 3, 2004. Applicable percentages are based on 37,561,521 shares of our common stock outstanding on June 3, 2004.

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to the Offering (1)		Number of Shares of Common Stock Registered for Sale Hereby	Number of Shares of Common Stock Beneficially Owned After the Offering
	Number	Percent	Number	Number	Percent
OrbiMed Advisors LLC (2)	500,000	1.3%	500,000	—	—
Narragansett I, LP (3)	577,500	1.5%	577,500	—	—
Narragansett Offshore, Ltd. (3)	1,172,500	3.1%	1,172,500	—	—
Deerfield Partners, L.P. (4)	510,000	1.4%	510,000	—	—
Deerfield International Limited (5)	490,000	1.3%	490,000	—	—
Ursus Capital, L.P. (6)	57,500	*	57,500	—	—
Ursus Offshore Ltd. (7)	42,500	*	42,500	—	—
RHP Master Fund, Ltd. (8)	200,000	*	200,000	—	—
Portside Growth and Opportunity Fund (A)	200,000	*	200,000	—	—
GLG North American Opportunity Fund	307,692	*	307,692	—	—
UBS O’Connor LLC f/b/o O’Connor PIPES Corporate Strategies Master Ltd. (A)(9)	160,000	*	160,000	—	—
Capital Ventures International (10)	250,000	*	250,000	—	—
Zinc Partners, LP (11)	72,474	*	72,474	—	—
Zinc Partners II, LP (11)	3,034	*	3,034	—	—
Zinc Partners Offshore, Ltd. (11)	232,184	*	232,184	—	—
DKR SoundShore Oasis Holding Fund Ltd. (12)	246,154	*	246,154	—	—
DKR SoundShore Strategic Holding Fund Ltd. (13)	61,538	*	61,538	—	—
H&Q Life Sciences Investors	676,924	1.8%	676,924	—	—
TOTALS	5,760,000	15.3%	5,760,000	—	—

*	Less than one percent.

(A)	The selling stockholder has advised the Registrant that it and/or certain of its affiliates are NASD registered broker-dealers. The selling stockholder has advised the Registrant that it has purchased the securities covered by the Registration Statement in the ordinary course of its business. The selling stockholder has also advised the Registrant that, at the time of the purchase of such securities, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

(1)	“Prior to this Offering” means prior to the offering by the selling stockholders of the securities registered under this prospectus for resale.

(2)	The Registrant has been advised that the shares purchased by OrbiMed Advisors LLC will be allocated as follows: 141,000 to Winchester Global Trust Company Limited as Trustee for Caduceus Capital Trust; 72,000 to Caduceus Capital II, L.P.; 144,000 to UBS Eucalyptus Fund, LLC; 24,000 to PW Eucalyptus Fund, Ltd.; 26,100 to HFR SHC Aggressive Fund; 20,000 to Knightsbridge Post Venture IV L.P.; 17,900 to Knightsbridge Integrated Holdings, V, LP; 6,000 to Knightsbridge Netherlands II, L.P.; 10,500 to Knightsbridge Integrated Holdings IV Post Venture, LP; 10,100 to Knightsbridge Post Venture III, LP; 7,700 to Knightsbridge Netherland I LP; 2,800 to Knightsbridge Netherlands III – LP; 11,200 to Knightsbridge Integrated Holdings II Limited; 3,700 to Knightsbridge Venture Capital IV L.P.; and 3,000 to Knightsbridge Venture Capital III LP. With respect to HFR SHC Aggressive Fund, the Registrant has been advised that OrbiMed Capital LLC (“OrbiMed Capital”) is the investment advisor for such fund. With respect to each of the other funds described above, the Registrant has been advised that OrbiMed Advisors LLC (“OrbiMed Advisors”) is the investment advisor for each such fund. The Registrant has been advised that Samuel D. Isaly is Managing Member of each of OrbiMed Capital and OrbiMed Advisors and, as such, has sole voting and dispositive authority over the shares controlled by each of OrbiMed Capital and OrbiMed Advisors. Mr. Isaly disclaims any beneficial ownership in the shares of common stock held by the funds managed by OrbiMed Advisors and OrbiMed Capital, except to the extent of his pecuniary interest in such shares, if any.

(3)	The registrant has been advised that Narragansett Asset Management, LLC, as general partner of the selling stockholder, has voting and dispositive power over the shares held by the selling stockholder and that Joseph L. Dowling, as managing member of Narragansett Asset Management, LLC has voting and dispositive power over the shares held by Narragansett Asset Management, LLC.

(4)	The registrant has been advised that Arnold Snider, as general partner of the selling stockholder, has voting and dispositive power over the shares held by the selling stockholder.

(5)	The registrant has been advised that Deerfield Management, LP, as investment advisor of the selling stockholder, has voting and dispositive power over the shares held by the selling stockholder and that Arnold Snider, as general partner of Deerfield Management, LP has voting and dispositive power over the shares held by Deerfield Management, LP.

(6)	The registrant has been advised that Ursus Capital Management, LLC, as general partner of the selling stockholder, has voting and dispositive power over the shares held by the selling stockholder and that Evan Sturza, as general partner of Ursus Capital Management, LLC, has voting and dispositive power over the shares held by Ursus Capital Management, LLC.

(7)	The registrant has been advised that Ursus Capital Management Corp., as general partner of the selling stockholder, has voting and dispositive power over the shares held by the selling stockholder and that Evan Sturza, as managing director of Ursus Capital Management Corp., has voting and dispositive power over the shares held by Ursus Capital Management Corp.

(8)	RHP Master Fund, Ltd. is a party to an investment management agreement with Rock Hill Investment Management, L.P., a limited partnership of which the general partner is RHP General Partner, LLC. Pursuant to such agreement, Rock Hill Investment Management directs the voting and disposition of shares owned by RHP Master Fund. Messrs. Wayne Bloch, Gary Kaminsky and Peter Lockhart own all of the interests in RHP General Partner. The aforementioned entities and individuals disclaim beneficial ownership of the Company’s Common Stock owned by the RHP Master Fund.

(9)	The Registrant has been advised that UBS O’Connor, LLC is an indirect wholly-owned subsidiary of UBS AG, a reporting company under the Exchange Act of 1934. The Registrant has further been advised that UBS AG is an affiliate of one or more NASD registered broker-dealers.

(10)	The Registrant has been advised that Capital Ventures International (“CVI”) is a private investment fund that is owned by all of its investors. Heights Capital Management, Inc., the authorized agent of CVI, has discretionary authority to vote and dispose of the shares held by CVI. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., has investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares.

(11)	The registrant has been advised that Zinc Capital Management, LLC, as general partner of the selling stockholder, has voting and dispositive power over the shares held by the selling stockholder and that Bradley Zipper, as managing member of Zinc Capital Management, LLC has voting and dispositive power over the shares held by Zinc Capital Management, LLC.

(12)	DKR SoundShore Oasis Holding Fund Ltd. (the “Fund”) is a master fund in a master-feeder structure. The Fund’s investment manager is DKR Oasis Management Company LP (the “Investment Manager”). Pursuant to an investment management agreement among the Fund, the feeder funds and the Investment Manager, the Investment Manager has the authority to do any and all acts on behalf of the Fund, including voting any shares held by the Fund. Seth Fischer is the managing partner of Oasis Management Holdings LLC, one of the general partners of the Investment Manager. Mr. Fischer has ultimate responsibility for trading.

(13)	DKR SoundShore Strategic Holding Fund Ltd. (the “Fund”) is a master fund in a master-feeder structure. The Fund’s investment manager is DKR Capital Partners L.P. (the “Investment Manager”). Pursuant to an investment management agreement among the Fund, the feeder funds and the Investment Manager, the Investment Manager has the authority to do any and all acts on behalf of the Fund, including voting any shares held by the Fund. The Fund is multi-managed and, with respect to the shares covered by this registration statement, Seth Fischer has ultimate trading authority.

PLAN OF DISTRIBUTION

The selling stockholder may sell the common stock from time to time. The selling stockholder will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling stockholder may make these sales on one or more exchanges, in the over-the-counter market or otherwise, at prices and terms that are then-prevailing or at prices related to the then-current market price or in privately negotiated transactions. The selling stockholder may use one or more of the following methods to sell the common stock:

•	a block trade in which the selling stockholder’s broker or dealer will attempt to sell the shares as agent, but may position and resell all or a portion of the block as a principal to facilitate the transaction;

•	a broker or dealer may purchase the common stock as a principal and then resell the common stock for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of the applicable exchange; and

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the supplement will disclose:

•	the name of the selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

In effecting sales, broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in the resales.

The selling stockholder may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholder. The selling stockholder may also sell shares short and redeliver the shares to close out such short positions. The selling stockholder may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholder also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon default, the broker-dealer may sell the pledged shares pursuant to this prospectus.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholder. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principal, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholder may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933 in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or concessions under the Securities Act. Because the selling stockholder may be deemed “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act.

Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholder will bear all commissions and discounts, if any, attributable to the sale of the shares. The selling stockholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

The validity of the common stock offered pursuant to this prospectus will be passed upon for us by O’Melveny & Myers LLP, Menlo Park, California.

EXPERTS

The financial statements of Sirna Therapeutics, Inc. incorporated by reference in the Sirna Therapeutics, Inc. Annual Report (Form 10-K) for the year ended December 31, 2003 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference in reliance on their report given on their authority as experts in accounting and auditing.

FORWARD-LOOKING STATEMENTS

Statements in this prospectus, together with all other information included or incorporated by reference into this prospectus, contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of

1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties. These uncertainties, which include, but are not limited to, the following: early stage of development and short operating history, ability to achieve and maintain profitability, ability to obtain and protect patents, risk of third-party patent infringement claims, ability to engage collaborators, ability to obtain regulatory approval for products, concentration of stock ownership, and availability of materials for product manufacturing and the like, are set forth in the section titled “Risk Factors” herein. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “pro forma,” “anticipates,” or “intends,” or the negative of any thereof, or other variations thereon or comparable terminology, or by discussions of strategy or intentions. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligations to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

WHERE YOU CAN FIND MORE INFORMATION

Because we are subject to the information and reporting requirements of the Securities Exchange Act of 1934, we file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C. and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information on the public reference rooms.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Our periodic reports are filed with the SEC under SEC File Number 000-27914. We hereby incorporate by reference the following:

(1) Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed March 18, 2004;

(2) the description of our common stock contained in our registration statement on Form 8-A filed March 5, 1996 (and any amendments thereto);

(3) Current Report on Form 8-K, filed January 13, 2004 regarding presentation of a corporate and product update at the 22nd Annual JP Morgan Healthcare Conference in San Francisco, CA;

(4) Current Report on Form 8-K, filed January 28, 2004 regarding a collaboration with Eli Lilly & Company;

(5) Current Report on Form 8-K, filed February 20, 2004 regarding participation in a focus session at the 6th Annual BIO CEO & Investor Conference in New York, NY;

(6) Current Report on Form 8-K, filed March 5, 2004 regarding a presentation at the 24th Annual SG Cowen Healthcare Conference in Boston, MA;

(7) Current Report on Form 8-K, filed April 16, 2004 regarding announcement that Robert Guerciolini, M.D. joined us as Senior Vice President of Development and Chief Medical Officer;

(8) Current Report on Form 8-K, filed May 3, 2004 regarding our execution of purchase agreements in connection with a private placement of our common stock that closed on May 4, 2004;

(9) Current Report on Form 8-K, filed May 5, 2004 regarding the closing of our private placement financing of 5.76 million common shares to institutional investors for aggregate gross proceeds of approximately $18.7 million; and

(10) any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed.

To obtain a copy of these filings at no cost, you may write or telephone us at the following address:

Secretary

Sirna Therapeutics, Inc.

2950 Wilderness Place

Boulder, Colorado 80301

(303) 449-6500